UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genetron Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

37186H100**

(CUSIP Number)

Marc E. Binda

Chief Financial Officer

Alexandria Venture Investments, LLC

26 North Euclid Avenue

Pasadena, CA 91101

(626) 578.0777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “GTH.” Each ADS represents fifteen Ordinary Shares of the issuer. No CUSIP has been assigned to the Issuer’s Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100
1.	Names of Reporting Persons Alexandria Real Estate Equities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37186H100
1.	Names of Reporting Persons Alexandria Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2023 (the “Original Schedule 13D”) filed on behalf of Alexandria Real Estate Equities, Inc. (“ARE”) and Alexandria Venture Investments, LLC (“AVI” and together with ARE the “Reporting Persons”), relates to the Ordinary shares, par value US$0.00002 per share (“Ordinary Shares”) of Genetron Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On March 28, 2024, Merger Sub and Parent completed the Merger with and into the Issuer, pursuant to the terms of the Merger Agreement, dated as of October 11, 2023, by and among Parent, Merger Sub and the Issuer. In connection with the completion of the Merger, AVI contributed all of the Rollover Shares held by AVI to Parent and, in return, received equity securities of Parent. At the effective time of the Merger, each of the Rollover Shares was canceled and ceased to exist and no consideration was paid in the Merger in respect of such Rollover Shares.

As a result of the Merger, the American depositary shares (each representing fifteen (15) Ordinary Shares) ceased to trade on the NASDAQ Global Market prior to the opening of trading on March 28, 2024 and became eligible for delisting from the NASDAQ Global Market, and the Ordinary Shares became eligible for termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	As a result of the closing of the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any Ordinary Shares or to have voting or dispositive power with respect to any Ordinary Shares. To the extent that a “group,” within the meaning of Section 13(d)(3) of the Act, was formed by virtue of the Reporting Persons’ actions with respect to the Support Agreements, such group ceased to exist upon the closing of the Merger. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

(c)	Except as set forth in this Amendment, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be, collectively with the other members of the purported “group” described in Item (5)(a)-(b), the beneficial owners of more than five percent of the Ordinary Shares on March 28, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

ALEXANDRIA VENTURE INVESTMENTS, LLC

By: Alexandria Real Estate Equities, Inc.,
a Maryland corporation, managing member

By:	/s/ Marc E. Binda
Name: Marc E. Binda
Title: Chief Financial Officer and Treasurer

ALEXANDRIA REAL ESTATE EQUITIES, INC.

By:	/s/ Marc E. Binda
Name: Marc E. Binda
Title: Chief Financial Officer and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).